NEWS RELEASE
TSX Venture Exchange Symbol: SNV	August 22nd, 2006

SONIC SUCCESSFULLY TREATS PCB CONTAMINATED SOIL IN ONTARIO

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that it has completed the first phase of its contract in the Greater Toronto Area (GTA) on schedule. As required by the contract with a national environmental management company, Sonic has remediated the first phase of the overall contract to the satisfaction of the client.

Sonic’s first GTA contract is at a brownfield industrial site with varying levels of Polychlorinated Biphenyl (PCB) contamination up to 20,000 ppm. Sonic has deployed its mobile remediation system to the site and independent soil testing has confirmed that Sonic has successfully treated the PCB contaminated soil to target levels as required by Ontario’s Ministry of the Environment. Following treatment, the soil is placed back on site, thus avoiding the import of clean fill.

Mr. Larry Rodricks, Vice-president of Remediation Services, commented, “we have successfully treated soil at this site to below residential redevelopment levels. I am very pleased with the progress to date and we are looking forward to continuing our on-site operations for the remainder of the project. Our earlier treatability tests were confirmed by our results from operations at site as expected. We will be processing up to 2,500 tonnes within the time frames specified by our client. The process is scaleable so we will be able to adjust to greater volumes as needed.”

The project is being completed in cooperation with the environmental services prime contractor who is responsible for progressively excavating the contaminated parts of the site in a precision manner based on prior site assessment data. Since Sonic established operations in Ontario, the Company has and continues to receive new interest from property owners, developers, environmental contractors and environmental consultants. The completion of the first phase of this project allows Sonic to build from a base of successful operations in Ontario, Canada’s industrial heartland and Sonic’s largest domestic market for its environmental services.

About Sonic Environmental Solutions Inc.

Sonic markets both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs) and the PCB Sonoprocess™ technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing non-thermal, low-cost remediation solutions to some of the most toxic contaminants and hazardous waste materials. The Company’s solutions are modular and flexible to suit treatment volumes, oversize material and site space limitations.

Sonic also develops proprietary SonoprocessTM applications using its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 ext. 104 Email: lbyspalko@sesi.ca

www.SonicEnvironmental.com